EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the EQT Corporation Stock Option Inducement Award Agreement, dated April 22, 2019, the EQT Corporation Performance Share Unit Inducement Award Agreement, dated April 22, 2019, the EQT Corporation Restricted Stock Inducement Award Agreement (Cliff Vesting), dated April 22, 2019, and the EQT Corporation Restricted Stock Inducement Award Agreement (Ratable Vesting), dated April 22, 2019 of our reports dated February 14, 2019, with respect to the consolidated financial statements and schedule of EQT Corporation and subsidiaries and the effectiveness of internal control over financial reporting of EQT Corporation and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
April 19, 2019